

Mail Stop 3561

October 26, 2017

David C. Benoit
Chief Financial Officer
Connecticut Water Service, Inc.
93 West Main Street
Clinton, Connecticut 06413

> **Re:** **Connecticut Water Service, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Response Dated October 10, 2017**
> **File No. 000-08084**

Dear Mr. Benoit:

We have reviewed your October 10, 2017 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2017 letter.

Financial Statements

Note 1.Summary of Significant Accounting Policies

Basis of Presentation, page 51

1. We note your response to comment 1. To assist us in evaluating your response, please provide the following additional information:

   - Tell us whether the error was material to any previously issued quarterly financial statements. If so, please tell us why the error was not identified in an earlier period by your monitoring controls which identified the $1 million mark to market expense recorded in the first quarter of 2016. In this regard, please identify the monitoring controls that existed at the time the error was discovered and how they would detect an error that involved incorrectly classifying equity awards as liability awards.

- Please explain to us the control deficiency that existed and how you determined that it represented a significant deficiency rather than a material weakness. In this regard, please tell us whether, and how, you concluded that the magnitude of the *potential* misstatement would not be material to any interim and annual financial statement periods.

- Lastly, it appears that you added a new internal control over financial reporting as a result of the error and related significant deficiency identified during the second quarter of Fiscal 2016. However, you did not disclose any changes in your internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting in your quarterly reports for the periods ended June 30 and September 30, 2016, and annual report for the year ended December 31, 2016. Please advise in detail how you concluded that no such disclosures were required. Please refer to Item 3-08(c) of Regulation S-K.

You may contact Sondra Snyder, Staff Accountant, at (202) 551-3332 or James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley, Staff Attorney, at (202) 551-2545 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Mara L. Ransom
Assistant Director
Office of Consumer Products